Subject to Completion

Preliminary Prospectus Supplement dated June 16, 2003

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5) Registration No. 333-105098
(To prospectus dated June 3, 2003)

1,000,000 Units

Merrill Lynch & Co., Inc.

Accelerated Return Notes Linked to the Amex Biotechnology IndexSM

due September     , 2004

(the “Notes”)

$10 original public offering price per unit

The Notes:	Payment at maturity:

•  No payments prior to maturity.

•  We cannot redeem the Notes prior to maturity.

•  Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•  Linked to the value of the Amex Biotechnology IndexSM,

    index symbol “BTK”.

•  We have applied to have the Notes listed on the American

   Stock Exchange under the trading symbol “BTC”.

•  Expected settlement date: July     , 2003.

•  The amount you receive at maturity will be based upon the percentage change in the value of the Amex Biotechnology
    Index. If the value of the Amex Biotechnology Index has
    increased over the term of the Notes, at maturity you will receive a payment per Note based upon triple the
    percentage increase of the Amex Biotechnology Index, not
    to exceed a maximum payment expected to be between
    $11.60 and $12.00 per Note, as described in this prospectus supplement. If the value of the Amex Biotechnology Index
    has decreased over the term of the Notes, at maturity you
    will receive a payment per Note based upon that percentage decrease. As a result, you may receive less, and possibly
    significantly less, than the original public offering price of
    $10 per Note.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is July    , 2003.

“Amex Biotechnology Index” is a service mark of the American Stock Exchange and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Accelerated Return Notes Linked to the Amex Biotechnology IndexSM due September     , 2004 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Amex Biotechnology Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on September     , 2004.

Each unit will represent a single Note with an original public offering price of $10.00. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

What will I receive upon maturity of the Notes?

At maturity, for each unit of Notes you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled depends entirely on the relation of the Ending Value to the Starting Value:

(i) If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal:

$10	+	($30	×	(	Ending Value – Starting Value	))
Starting Value

provided, however, the Redemption Amount cannot exceed an amount expected to be between $11.60 and $12.00 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for sale to the public (the “Pricing Date”) and will be disclosed in the final prospectus supplement delivered in connection with sales of the Notes.

(ii) If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the closing value of the Index on the Pricing Date. We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

The “Ending Value” means the average of the values of the Index at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even by reference to a single day’s closing value if, during the period shortly before the maturity of the Notes, there is a disruption in the trading of the component stocks included in the Index or certain futures or options contracts relating to the Index.

You should understand that the opportunity to participate in the possible increases in the value of the Index through an investment in the Notes is limited because the amount that you receive at maturity will never exceed the Capped Value, which is expected to represent an appreciation of 16% to 20% over the original public offering price of the Notes. However, in the event that the value of the Index declines over the term of the Notes, the amount you receive at maturity will be proportionately less than the original public offering price and you may therefore lose a part or all of your initial investment in the Notes.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $11.80, the midpoint of the expected range of $11.60 to $12.00:

Example 1—The hypothetical Ending Value is equal to 50% of the hypothetical Starting Value:

Hypothetical Starting Value: 469.10

Hypothetical Ending Value: 234.55

Redemption Amount (per Unit)	=	$10	×	(234.55)	=	$5.00
469.10

Example 2—The hypothetical Ending Value is equal to 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 469.10

Hypothetical Ending Value: 492.56

Redemption Amount (per Unit)	=	$10	+	($30	×	(492.56 – 469.10))	=	$11.50
469.10

Example 3—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value: 469.10

Hypothetical Ending Value: 703.65

Redemption Amount (per Unit)	=	$10	+	($30	×	(703.65 – 469.10))	=	$11.80	(Redemption Amount cannot be greater than the Capped Value)
469.10

Who publishes the Index and what does the Index measure?

The Index is calculated and disseminated by the AMEX under the symbol “BTK”. The Index is an equal-dollar weighted index designed to measure the performance of a cross section of companies in the biotechnology industry that are primarily involved in the use of biological processes to develop products or provide services. Such processes include, but are not limited to, recombinant DNA technology, molecular biology, genetic engineering, monoclonal antibody-based technology, lipid/liposome technology and genomics. The Index was established with a benchmark value of 200.00 on October 18, 1991. The Index is rebalanced quarterly based on closing prices on the third Friday in January, April, July and October to ensure that each component stock continues to represent approximately equal weight in the Index.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

We have provided a table and a graph showing the month-end closing values of the Index for January 1997 through May 2003 in the section entitled “The Index—Historical Data on the Index” in this prospectus supplement. This historical information has been provided to help you evaluate the behavior of the Index in various economic environments. You should note, however, that past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. hereby agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in changes in the value of the Index over the term of the Notes.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed  on the American Stock Exchange (“AMEX”) under the trading symbol “BTC”. You should be aware  that the listing of the Notes on the AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S’ status as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risk, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity. The payment at maturity on the Notes will depend on the change in the value of Index. Because the value of the Index is subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the original public offering price of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the original public offering price of each Note, in which case your investment in the Notes will result in a loss to you. Additionally, although any positive return on the Notes is based on triple the amount of the percentage increase in the Index, in no event will the amount you receive at maturity be greater than the Capped Value.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

Your return is limited and will not reflect the return of owning the stocks included in the Index

You should understand that the opportunity to participate in the possible increases in the value of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation expected to be between 16% and 20% over the original public offering price of the Notes. However, in the event that the value of the Index declines over the term of the Notes, you will realize the entire decline and will lose a part or all of your initial investment.

In addition, your return will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks, if any, because the value of the Index  is calculated by reference to the prices of the common stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

Risk factors specific to companies included in the Index

The stock prices of some of the companies included in the Index (the “Biotechnology Companies”) have been and may continue to be volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

•	general market fluctuations;

•	actual or anticipated variations in the quarterly operating results of the Biotechnology Companies;

•	announcements of technological innovations or new services offered by competitors of the Biotechnology Companies;

•	changes in financial estimates by securities analysts;

•	regulatory or legal developments, including significant litigation matters, affecting the Biotechnology Companies or the industries in which they operate;

•	announcements by competitors of the Biotechnology Companies of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	departures of key personnel of the Biotechnology Companies.

The international operations of some of the Biotechnology Companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business. Some of the Biotechnology Companies have international operations, which are essential parts of their businesses. The risks of international business that these companies are exposed to include the following:

•	general economic, social and political conditions;

•	the difficulty of enforcing intellectual property rights and agreements and collecting receivables through certain foreign legal systems;

•	differing tax rates, tariffs, exchange controls or other similar restrictions;

•	currency fluctuations;

•	changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, foreign trade and international investment decisions; and

•	reductions in the number or capacity of personnel in international markets.

There may be an uncertain trading market for the Notes

We have applied to have the Notes listed on the AMEX under the trading symbol “BTC”. You should be aware that the listing of the Notes on the AMEX does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors such as the increase, if any, in the value of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the Index may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Index is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Index exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment at maturity on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase.

Changes in dividend payments on the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend payments on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend payments on these stocks decrease, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that could be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the

Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, the companies included in the Index or providing advisory services to the companies included in the Index, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Index and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Index. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on September     , 2004.

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, registered holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with an original public offering price of $10.00 per Note.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be determined by the calculation agent as described below.

(i)  If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal:

$10	+	($30	×	(	Ending Value – Starting Value	))
Starting Value

provided, however, the Redemption Amount cannot exceed an amount expected to be between $11.60 and $12.00 per unit (the “Capped Value”). We will disclose the Capped Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

(ii)  If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” will equal the closing value of the Index on the Pricing Date. We will disclose the Starting Value to you in the final prospectus supplement delivered in connection with sales of the Notes.

The “Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days. If there is only one Calculation Day, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which The Nasdaq Stock Market, the New York Stock Exchange (“NYSE”) and the AMEX are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a hypothetical Starting Value and range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each Note,

•	the total rate of return to beneficial owners of the Notes,

•	the pretax annualized rate of return to beneficial owners of the Notes, and

•	the pretax annualized rate of return of an investment in the stocks included in the Index.

For purposes of this table we have assumed a Capped Value of $11.80, the midpoint of the expected range of $11.60 to $12.00.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of stocks included in the Index(1)(2)
234.55	–50%	$ 5.00	–50.00%	–51.28%	–51.28%
281.46	–40%	$ 6.00	–40.00%	–39.23%	–39.23%
328.37	–30%	$ 7.00	–30.00%	–28.28%	–28.28%
375.28	–20%	$ 8.00	–20.00%	–18.19%	–18.19%
398.74	–15%	$ 8.50	–15.00%	–13.42%	–13.42%
422.19	–10%	$ 9.00	–10.00%	–8.81%	–8.81%
431.57	–8%	$ 9.20	–8.00%	–7.00%	–7.00%
440.95	–6%	$ 9.40	–6.00%	–5.22%	–5.22%
450.34	–4%	$ 9.60	–4.00%	–3.46%	–3.46%
459.72	–2%	$ 9.80	–2.00%	–1.72%	–1.72%
469.10(3)	0%	$10.00	0.00%	0.00%	0.00%
478.48	2%	$10.60	6.00%	5.04%	1.70%
487.86	4%	$11.20	12.00%	9.93%	3.38%
497.25	6%	$11.80	18.00%	14.66%	5.04%
506.63	8%	$11.80	18.00%	14.66%	6.69%
516.01	10%	$11.80	18.00%	14.66%	8.32%
562.92	20%	$11.80	18.00%	14.66%	16.21%
609.83	30%	$11.80	18.00%	14.66%	23.73%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the underlying stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	no dividends are paid on the stocks comprising the Index;

(c)	no transaction fees or expenses; and

(d)	an investment term from June 16, 2003 to August 16, 2004, a term expected to be equal to that of the Notes.

(3)	This is the hypothetical Starting Value of the Index. The actual Starting Value will be determined on the Pricing Date and will be disclosed in the final prospectus supplement delivered in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Starting Value and Ending Value determined as described in this prospectus supplement.

Adjustments to the Index; Market Disruption Events

If at any time AMEX changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events, as determined by the calculation agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Index or any successor index (without taking into account any extended or after-hours trading session); or

(b)	the suspension of or material limitation on, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, options contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

For the purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange; and

(2)	for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and values of the Index are not available for those dates. These market closures would have constituted Market Disruption Events.

Discontinuance of the Index

If AMEX discontinues publication of the Index and AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by AMEX or any other entity for the Index and calculate the closing value as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that AMEX discontinues publication of the Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If AMEX discontinues publication of the Index before the period during which the Redemption Amount is to be determined and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value, or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, The Nasdaq Stock Market and the AMEX are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price of each unit, will be equal to the Redemption Amount, calculated as though the date of early repayment were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original public offering price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of       % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

The Index is calculated and disseminated by the AMEX under the symbol “BTK”. The AMEX generally calculates and disseminates the value of the Index at approximately 15-second intervals during the AMEX’s business hours and at the end of each Index Business Day via the Consolidated Tape Association’s Network B.

The Index is designed to measure the performance of a cross section of companies in the biotechnology industry that are primarily involved in the use of biological processes to develop products or provide services. The Index is equal-dollar weighted, designed to ensure that each of its component securities is represented in approximate equal dollar value. Equal-dollar weighting was established by designating the number of shares of each component security that represented approximately $10,000 in market value, based on closing prices on October 18, 1991 (e.g., a stock that closed at $20 per share would be represented in the Index by 500 shares for a total market value of $10,000). The aggregate value of the stocks was reduced by a divisor to establish an index benchmark value of 200.00. To ensure that each component stock continues to represent approximate equal market value, adjustments are made quarterly after the close of trading on the third Friday of January, April, July and October.

As of June 13, 2003 the Index was composed of shares of the following companies (the trading symbol of each company is listed in parentheses): Affymetrix, Inc. (AFFX); Amgen Inc. (AMGN); Applera Corporation-Celera Genomics Group (CRA); Biogen, Inc. (BGEN); Cephalon, Inc. (CEPH); Chiron Corporation (CHIR); Enzon, Inc. (ENZN); Genentech, Inc. (DNA); Genzyme Corporation (GENZ); Gilead Sciences, Inc. (GILD); Human Genome Sciences, Inc. (HGSI); IDEC Pharmaceuticals Corporation (IDPH); Invitrogen Corporation (IVGN); Medimmune, Inc. (MEDI); Millennium Pharmaceuticals, Inc. (MLNM); Protein Design Labs, Inc. (PDLI) and Vertex Pharmaceuticals Incorporated (VRTX).

Historical Data on the Index

The following table sets forth the value of the Index at the end of each month, from January 1997 through May 2003. All historical data presented in the following table were calculated by the AMEX. We have provided this information to help you evaluate the behavior of the Index in various economic environments. You should note, however, that these hypothetical and historical data are not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

Month-End Closing Values of the Index

	1997	1998	1999	2000	2001	2002	2003
January	166.13	157.44	196.47	433.40	625.18	500.02	338.41
February	163.75	160.70	176.81	701.46	592.04	479.19	320.51
March	139.54	174.56	186.95	499.90	470.24	500.33	333.30
April	131.29	175.16	191.13	487.31	568.04	436.49	373.22
May	148.82	161.27	201.10	468.93	602.46	405.04	449.36
June	142.52	146.84	214.34	644.23	611.70	348.90
July	138.03	137.98	250.49	591.44	529.72	364.98
August	152.36	104.51	268.80	773.30	533.57	346.38
September	176.53	139.39	252.74	769.72	450.43	320.01
October	169.31	164.10	262.75	734.14	548.68	345.75
November	165.47	163.63	288.09	580.40	605.00	369.27
December	162.42	185.13	391.44	634.32	580.58	338.22

The following graph sets forth the performance of the Index at the end of each month presented in the table above. Past movements of the Index are not indicative of the future Index values. On June 13, 2003, the closing value of the Index was 469.10.

License Agreement

The “Amex Biotechnology Index” is a service mark of the AMEX and is used with the permission of the AMEX. The AMEX in no way sponsors, endorses or is otherwise involved in the Notes and disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which they are applied in connection with the Notes. Unless otherwise stated, all information herein on the Index is derived from the AMEX or other publicly available sources.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is based upon the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Index. In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for U.S. federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized at maturity or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

A beneficial owner of a Note may be subject to information reporting and to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S.

Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $                     aggregate original public offering price of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Notes to certain dealers at a price that represents a concession not in excess of       % of the original public offering price of the Notes. The underwriter may allow, and any such dealer may reallow, a concession not in excess of       % of the original public offering price of the Notes to certain other dealers. After the initial public offering, the public offering prices and concessions may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarter ended March 28, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
AMEX	S-5
Business Day	S-13
Calculation Day	S-11
Calculation Period	S-11
Capped Value	S-3
Ending Value	S-3
Index	S-3
Index Business Day	S-11
Market Disruption Event	S-12
Notes	S-1
Pricing Date	S-3
PTCEs	S-20
Redemption Amount	S-3
Starting Value	S-3
successor index	S-13

1,000,000 Units

Merrill Lynch & Co., Inc.

Accelerated Return Notes Linked to the Amex Biotechnology IndexSM

due September     , 2004

(the “Notes”)

$10 original public offering price per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

July     , 2003